LEO MOTORS, INC.

Mr. John Jung Yong Lee
Chief Executive Officer
1291-1 Hasangok-dong
Hanam City, Gyeonggi-do
Republic of Korea 465-250

Via Edgar Correspondence

August 17, 2012

U.S. Securities and Exchange Commission
Attention: Heather Clark, Staff Accountant
Washington, D.C.

Re:	Leo Motors, Inc.
Item 4.01 Form 8-K
Filed August 15, 2012
File No. 000-53525

Dear Ms. Clark:

We are in receipt of your email dated August 16, 2012 regarding the Form 8-K filed on August 15, 2012.

Comment No. 1

Please revise to clarify the statement that “the decision to appoint Scrudato and dismiss HJ were approved by the Board of Directors of the Company.”  In this regard, it is unclear who “HJ” is given  that you refer to your prior auditor, Stan Jeong-Ha Lee as “SL.”

Response:  The 8-K has been amended deleting the erroneous reference to “HJ” with the correct reference to “SL”.

Comment No. 2

Please revise the second paragraph to disclose if there were any disagreements with the prior auditor through the interim period.  The interim period through the date of dismissal (i.e. August 14, 2012).

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Response:

We have revised second paragraph to disclose that there were “no” disagreements with prior auditor through the interim period to and including August 14, 2012 the date of dismissal.

Comment Nol. 3

We refer to your third paragraph.  It is unclear whether you had consultations with Scrudato during the last two fiscal years and interim period through the date of hire (i.e. August 14, 2012) concerning the application of accounting principles to a specified transaction either contemplated or proposed; or the type of audit opinion that might be rendered on the registrant’s financial statements, as well as whether there were any discussions with Scrudato concerning any matter that was either the subject of a disagreement or a reportable event.  Please refer to Item 304(a)(2) of Regulation S-K and revise to explicitly state whether any such consultations with Scrudato occurred.  Your response and revised should include detailed disclosure concerning discussions held, if any, the dates of such discussions, and the subject matter of review in such consultations.  Tell us, and revise to disclose all information required Item 304(a)(2)(ii) of Regulation S-K regarding such discussions.  We may have further comment upon receipt of your response.

Response:

Prior to August 14, 2012, the registrant had no discussions with Scrudato concerning any matter, including but not limited to, (a) the last two fiscal years and interim period prior to hiring (i.e. August 14, 2012) concerning the application of accounting principles to a specified transaction either contemplated or proposed; (b) the type of audit opinion that might be rendered on the registrant’s financial statements; (c) any discussions with Scrudato concerning any matter that was either the subject of a disagreement or a reportable event.; and/or (d) any other matter whatsoever.  The 8-K has been amended accordingly.

Comment No. 4

We note that you had discussions with Scrudato concerning accounting matters from June 30, 2012 to the present.  In this regard, please tell us whether your financial statements filed in your 10-Q for the quarter ended March 31, 2012 were reviewed by your independent auditor and state which auditor reviewed the report.  Please confirm that your financial statement to be filed in your June 30, 2012 10_Q will be reviewed as well.

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August 17, 2012
File No. 000-53525

Response.

We have amended the 8-K to clarify that there were no prior discussions with Scrudato concerning accounting matters until the registrant engaged his services on August 14, 2012 which is the same date SL was dismissed.  The 10-Q filed for the quarter ended March 31, 2012 was reviewed by SL.  The 10-Q filed for the quarter ended June 30, 2012 was reviewed by Scrudato.

Comment No. 5

Please tell us the status of your fee dispute with Stan Jeong-Ha Lee, including whether the additional invoice received for $32,642,34 was for new work or was a billing error that has already been paid.  To the extent that the invoice is valid, please tell us the period for which the work was performed that is currently outstanding.

Response.

On July 21, 2012, the registrant received Invoice #1603 from SL in the amount of $32,642.50 broken down as follows (a) $5,000 for current work on 2nd quarter June 30, 2012; (b) $5,000 past due for 1st quarter March 30, 2012; (c) $6,209.34 for expenses incurred on 10K December 31, 2011; and (d) $25,000 for 10-K audit December 31, 2011 (less credit for money on account) with a final balance due of $16,433.00.   The registrant does not dispute the balance due of $32,642.34, but it is unable to pay the bill at this time.

Comment No. 6

Please amend your Form 8-K to include the required letter from your former auditor.

Response.

The 8-K has been amended to include the required letter from the registrant’s former auditor SL as an Exhibit.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any further questions, please contact me at your earliest convenience via email at: jlee@leomotors.com.

Very truly yours,

Leo Motors, Inc.

By:

Name: John- Jung Yong Lee
Title: President/CEO

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File No. 000-53525